               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
                         First Amendment

           Under the Securities Exchange Act of 1934*

             Allied Riser Communications Corporation
                        (Name of Issuer)

                          Common Shares
                 (Title of Class of Securities)

                            019496108
                         (CUSIP Number)

                          Gary J. Wolfe
                       Seward & Kissel LLP
                     One Battery Park Plaza
                    New York, New York  10004
                         (212)  574-1200
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                        December 7, 2001
     (Date of event which requires filing of this statement)

                          Page 1 of 20

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.d-1(g), check the following box  / /

     NOTE:   Schedules filed in paper format shall include a
signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Providence Asset Management, LLC
                          I.R.S. Identification No.: 41-2000467
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  650,618
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          650,618
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          -0-
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Peninsula Partners, L.P.
                          I.R.S. Identification No.: 54-1967939
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,281,717
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,281,717
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,281,717
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          2.1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Sagamore Hill Hub Fund, Ltd.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Cayman Islands
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,044,242
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,044,242
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,044,242
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.7%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          CRT Capital Group, LLC
                          I.R.S. Identification No.: 06-1386357
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Connecticut
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  746,454
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          746,454
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          -0-
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.2%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          JMG Capital Partners, L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          California
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  58,556
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          58,556
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          58,556
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .1%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          JMG Triton Offshore Fund, Ltd.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          British Virgin Islands
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  198,438
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          198,438
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          198,438
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .3%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             LC CAPITAL PARTNERS, L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  198,438
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          198,438
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          198,438
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .3%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             HBV Capital Management, LLC
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  105,269
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          105,269
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          105,269
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .2%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          00
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Magten Asset Management, Corp.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  442,420
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,008,457
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,008,457
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          1.7
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          CO
-----------------------------------------------------------------

-----------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Angelo, Gordon & Co., L.P.
-----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                         (a)  / /
                                                         (b)  /x/
-----------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                          WC
-----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /
-----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  260,247
-----------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          260,247
-----------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          260,247
-----------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**              /x/
-----------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          .4%
-----------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------

    This amended 13D (the "First Amendment") amends and supplements the Schedule 13D filed on December 6, 2001 (the "Schedule 13D") by Providence Asset Management, LLC, Peninsula Partners, L.P., Sagamore Hill Hub Fund, Ltd., CRT Capital Group, LLC, JMG Capital Partners, L.P., JMG Triton Offshore Fund, Ltd., LC Capital Partners, L.P., HBV Capital Management, LLC and Magten Asset Management, Corp. with respect to the common shares, $.0001 par value, of Allied Riser Communications Corporation (the "Company").

    The purpose of this First Amendment is to: (i) add Angelo, Gordon & Co., L.P. to the Schedule 13D as a reporting person,
(ii) report the filing of an action in the Chancery Court of Delaware against the Company and its board of directors by certain of the reporting persons, (iii) report the sending by certain of the reporting persons of a Notice of Default relating to the indenture for the Notes; and (iv) make certain other changes to the information reported in the Schedule 13D.

    All capitalized terms used in this First Amendment and not otherwise defined herein have the meaning set forth in the
Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.

    No change.

ITEM 2.    IDENTITY AND BACKGROUND.

    Item 2 is hereby amended as follows:

    The first and second paragraphs are replaced in their entirety with the following:

         (a) This statement is filed by the following entities with respect to securities (the "Notes") deemed to be beneficially owned by the reporting persons listed herein or by discretionary accounts managed by the reporting persons listed herein: (i) CRT Capital Group, LLC, a Connecticut limited liability company ("CRT Capital"), with respect to Notes beneficially owned by it, (ii) Peninsula Partners, L.P., a Delaware limited partnership ("Peninsula Partners"), with respect to Notes beneficially owned by it, (iii) Providence Asset Management, LLC, a Delaware limited liability company ("Providence Asset Management"), with respect to Notes held in discretionary accounts managed by it, (iv) Sagamore Hill Hub Fund, Ltd., a Cayman Islands company ("Sagamore Hill"), with respect to Notes beneficially owned by it, (v) JMG Capital Partners, LLC, a California limited liability company ("JMG Capital"), with respect to Notes held in discretionary accounts managed by it,
         (vi) JMG Triton Offshore Fund, Ltd., a British Virgin Islands company ("JMG Triton"), with respect to Notes beneficially owned by it, (vii) LC Capital Partners, L.P., ("LC Capital Partners") with respect to Notes beneficially owned by it, (viii) Magten Asset Management Corporation, a Delaware corporation ("Magten Asset Management") with respect to Notes held in discretionary accounts managed by it, (ix) HBV Capital Management, LLC ("HBV Capital") with respect to Notes beneficially owned by it, and (x) Angelo, Gordon & Co., L.P. ("Angelo Gordon") with respect to Notes held in discretionary accounts managed by it. Angelo Gordon is a Delaware Limited Partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo Gordon. John M. Angelo is the general partner of AG Partners, L.P. and the chief executive officer of Angelo Gordon. Michael L. Gordon is the other general partner of AG Partners, L.P. and the chief operating officer of Angelo Gordon. Fred Berger is the Chief Administrative Officer of Angelo Gordon. Joseph R. Wekselblatt is the Chief Financial officer of Angelo Gordon. Angelo Gordon, and AG Partners, L.P. through Angelo Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo, Michael L. Gordon, Fred Berger and Joseph R. Wekselblatt are their respective positions as officers of Angelo Gordon at Angelo Gordon's principal office. John M. Angelo, Michael L. Gordon, Fred Berger and Joseph R. Wekselblatt are United States Citizens. The principal business address of each of AG Partners, L.P., Angelo Gordon, John M. Angelo, Fred Berger, Michael L. Gordon and Joseph R. Wekselblatt is 245 Park Avenue, New York, New York 10167.

         (b) The principal business of each of Providence Asset Management, JMG Capital, HBV Capital, Magten Asset Management and Angelo Gordon is to serve as an investment manager to private investment funds. The principal business of Peninsula Partners and LC Capital Partners is that of a private investment partnership engaged in the purchase and sale of securities for investment. The principal business of Sagamore Hill and JMG Triton is that of an offshore investment fund engaged in the purchase and sale of securities for investment. CRT Capital is an NASD registered broker-dealer.

    The following paragraph is added to Item 2:

         Information contained herein concerning CRT Capital, Peninsula Partners, Providence Asset Management, Sagamore Hill, JMG Capital, JMG Triton, LC Capital Partners, and Angelo Gordon has been provided by each such Reporting Person. Each reporting person specifically disclaims any and all responsibility for information provided by each other reporting person.

ITEM 3.  Source and Amount of Funds and Other Consideration.

    Item 3 is hereby amended to read in its entirety as follows:

         The amount of the consideration for the Company's common shares is the face amount of the Notes owned by CRT Capital, Peninsula Partners, Providence Asset Management, Sagamore Hill, JMG Capital, JMG Triton, LC Capital Partners, Magten Asset Management, HBV Capital, and Angelo Gordon or discretionary accounts managed by these reporting persons, which is approximately $11,473,000, $19,700,000, $10,000,000, $16,050,000,
         $900,000, $3,050,000, $4,500,000, $15,500,000,
         $1,618,000 and $4,000,000 respectively, that is convertible into the Company's common shares at the ratio of 65.0618 of the Company's common shares for each $1,000 principal amount of the Notes. The actual purchase price for the Notes held by the reporting persons will have varied.

         The Notes purchased by Peninsula Partners, Sagamore Hill, JMG Triton, CRT Capital and LC Capital Partners were purchased with the investment capital of the respective entities. The Notes purchased by discretionary accounts managed by Providence Asset Management, JMG Capital, HBV Capital, Magten Asset Management and Angelo Gordon were purchased with the investment capital of their respective discretionary accounts.

ITEM 4.  Purpose of the Transaction.

    The following paragraphs are added to Item 4:

         On December 7, 2001, certain of the reporting persons named in the Schedule 13D and the First Amendment filed an action in the Court of Chancery of the State of Delaware (the "Action"). The Action names the Company and the members of its board of directors Gerald K. Dinsmore, R. David Spring, Donald Lynch and Blair T. Whitaker, as defendants. The plaintiffs seek injunctive relief enjoining the further dissipation of the Company's assets and the proposed merger with Cogent and assert claims against the Company and its directors for the breach of fiduciary duties to the Holders. The Verified Complaint is attached as an exhibit hereto.

         On December 7, 2001, certain of the reporting persons named on the Schedule 13D issued a Notice of Default with respect to the indenture. The Notice of Default is attached as an Exhibit.

ITEM 5.  Interest in Securities of the Issuer.

    Item 5 is hereby amended as follows:

    The second and third paragraphs of Item 5 are amended to read in their entirety:

         As of the close of business on December 5, 2001, (i) CRT Capital, through discretionary accounts, has the right to acquire 746,454 of the Company's common shares, constituting approximately 1.2% of its outstanding common shares, upon the conversion of all of the Notes it holds; (ii) Peninsula Partners has the right to acquire 1,281,717 of the Company's common shares, constituting approximately 2.1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (iii) Providence Asset Management, through discretionary accounts, has the right to acquire 650,618 of the Company's common shares, constituting approximately 1.1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds; (iv) Sagamore Hill has the right to acquire 1,044,242 of the Company's common shares, constituting approximately 1.7% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (v) JMG Capital, through discretionary accounts, has the right to acquire 58,556 of the Company's common shares, constituting approximately .1% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (vi) JMG Triton has the right to acquire 198,438 of the Company's common shares, constituting approximately .3% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (vii) LC Capital Partners has the right to acquire 198,438 of the Company's common shares, constituting approximately .3% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, (viii) Magten Asset Management, through discretionary accounts, has the right to acquire 1,008,457 of the Company's common shares, constituting approximately 1.7% (ix) HBV Capital has the right to acquire 105,269 of the Company's common shares, constituting approximately .2% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds, and (x) Angelo Gordon, through discretionary accounts, has the right to acquire 260,247 of the Company's common shares, constituting approximately .4% of the Company's outstanding common shares, upon the conversion of all of the Notes that it holds.

         As of December 5, 2001, (i) CRT Capital has the power to direct the vote and the power to direct the disposition of 746,454 of the Company's common shares upon the conversion of the Notes; (ii) Peninsula Partners has the power to vote and the power to dispose of 1,281,717 of the Company's common stock upon the conversion of the Notes, (iii) Providence Asset Management has the power to direct the vote and the power direct the disposition of 650,618 of the Company's common shares upon the conversion of the Notes; (iv) Sagamore Hill has the power to vote and the power to dispose of 1,304,489 of the Company's common shares upon the conversion of the Notes, (v) JMG Capital has the power to direct the vote and the power to direct the disposition of 58,556 of the Company's common shares upon the conversion of the Notes, (vi) JMG Triton has the power to vote and the power to dispose of 198,438 of the Company's common shares upon the conversion of the Notes, (vii) LC Capital Partners has the power to vote and the power to dispose of 198,438 of the Company's common shares upon the conversion of the Notes, (viii) Magten Asset Management has the power to direct the vote of 442,420 of the Company's common shares, and the power to direct the disposition of 1,008,457 of the Company's common shares upon the conversion of the Notes, (ix) HBV Capital has the power to vote the power to dispose of 105,269 of the Company's common shares upon the conversion of the Notes, and (x) Angelo Gordon has the power to direct the vote and the power to direct the disposition of 260,247 of the Company's common shares upon the conversion of the Notes.

    The following paragraph is added to Item 5:

         Information contained herein concerning CRT Capital, Peninsula Partners, Providence Asset Management, Sagamore Hill, JMG Capital, JMG Triton LC Capital Partners, and Angelo Gordon has been provided by each such reporting Person. Each reporting person specifically disclaims any and all responsibility for information provided by each other Reporting Person.

ITEM 6. Contracts, arrangements, Understandings or relationships with respect to the Securities of the Issuer.

    Item 6 is amended to read in its entirety as follows:

         Except for a filing agreement relating to the
         Schedule 13D and amendments thereto, the reporting persons listed herein do not have, nor do any accounts managed by a reporting person have, any contracts, arrangements, understandings or relationships with respect to the Company's common shares.

ITEM 7  Materials to be Filed as Exhibits.

    Exhibits a) through n) were filed with the Schedule 13D.

    The following documents are filed as exhibits to this First
Amendment:

    o) Verified Complaint, filed with the Chancery Court of Delaware on December 7, 2001.

    p) Notice of Default, dated as of December 7, 2001, regarding the Indenture dated as of June 28, 2000 between Allied Riser Communications Corporation and Wilmington Trust Company relating to the Notes.

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 11, 2001



PROVIDENCE ASSET MANAGEMENT, LLC


By: /S/ John G. Kopchik
        ____________________

PENINSULA PARTNERS, L.P.


By: /S/ R. Ted Weschler
        ____________________

SAGAMORE HILL HUB FUND, LTD


By: /S/ Steven Bloom
        ____________________


CRT CAPITAL GROUP, LLC


By: /S/ Robert Lee
        ____________________


JMG CAPITAL PARTNERS, L.P.


By: /S/ Jonathan Glaser
        ____________________

JMG TRITON OFFSHORE FUND, LTD


By: /S/ Jonathan Glaser
        ____________________

LC CAPITAL PARTNERS, LP


By: /S/ Steve Lampe
        ____________________

MAGTEN ASSET MANAGEMENT, CORP.


By: /S/ Robert Capozzi
        _________________


HBV CAPITAL MANAGEMENT, LLC


By: /S/ George J. Konomos
        _________________


ANGELO, GORDON & CO., LP


By: /S/ Fred Berger
        _________________




























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03872001.AC0